SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
Commission File No. 001-41808

NOTIFICATION OF LATE FILING

(Check One): ⌧  Form 10-K  ☐  Form 20-F  ☐   Form 11-K  ☐  Form10-Q  ☐  Form 10-D  ☐  Form N-CEN  ☐  Form N-CSR

For Period Ended:  June 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I — REGISTRANT INFORMATION

Full name of registrant: SR Bancorp, Inc.

Former name if applicable: __________________________

Address of principal executive office (Street and Number):  220 West Union Avenue

City, State and Zip Code: Bound Brook, New Jersey 08805

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

⌧	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(b)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SR Bancorp, Inc. (the “Company”), the holding company for Somerset Regal Bank (the “Bank”), is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the period ended June 30, 2024 (the “Form 10-K”).  On September 19, 2023, the Company acquired Regal Bancorp, Inc., (“Regal Bancorp”) a New Jersey corporation (the “Merger”), followed by the merger of Regal Bank, a New Jersey chartered commercial bank and the wholly-owned subsidiary of Regal Bancorp, with and into the Bank.  Management has expended significant time and resources to complete the purchase accounting for the Merger, including documenting loan valuations for Regal Bank at the time of the Merger and providing such information to the Company’s independent accounting firm for further analysis and confirmation.  While the Company has been working diligently on such adjustments and provided all necessary supporting materials for final review to its accountants, the Company requires additional time to finalize the process.  As a result, the Company’s Form 10-K could not be filed on a timely basis without unreasonable effort and expense. The Company expects to file the Form 10-K on or about October 15, 2024.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

William P. Taylor	(732)	560-1700
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☑ Yes  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SR Bancorp, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: September 30, 2024	By:	/s/ William P. Taylor
William P. Taylor President and Chief Executive Officer

ATTACHMENT TO FORM 12b-25
SR BANCORP, INC.

Comparison of Operating Results for the Years Ended June 30, 2024 and June 30, 2023
The Company recorded a net loss for the year ended June 30, 2024 of $10.9 million, compared to net income of $1.6 million for the year ended June 30, 2023. The decrease was due primarily by one-time merger-related expenses of $4.4 million, a $4.2 million provision for credit losses, a $5.4 million charitable contribution to establish the Somerset Regal Charitable Foundation and a $4.5 million loss on the sale of available-for-sale securities, partially offset by $4.1 million of net accretion income related to fair value adjustments.